N E W S   R E L E A S E

OzEmail - Australia's first and best online destination



FOR MORE INFORMATION CONTACT:
Michael Ward  - Sydney, Australia - (612) 9433 2498, 0411 533 000

Sydney, Australia, 6 October, 1998 - OzEmail Limited (NASDAQ: OZEMY), the leading provider of comprehensive Internet services in Australasia issued a challenge to new entrant AOL by releasing further additions to its online content services.

"We've been providing Internet access and the best of Australia's content for several years now," said OzEmail Chief Executive Officer, Sean Howard. "Today I'm pleased to release the latest additions to our extensive range of content offerings that have made ozemail.com.au Australia's portal of choice on the Internet."

Released today, MyWeather offers the latest comprehensive weather information for all capital cities and major regional areas in Australia. At MyWeather, users can view four day forecasts, today's temperature, humidity, wind, pressure and dewpoint details, view satellite pictures and check warnings for winds, floods and fires.

The Australian Bureau of Meteorology supplies the service's forecast and conditions information. In coming months, MyWeather will also feature email alerts and international weather conditions. MyWeather is available free to all Internet users at www.myweather.com.au.

"StockWatch was OzEmail's first content service and remains one of our most popular," said Mr Howard. "As a natural extension to StockWatch, we are pleased to offer 'market depth'. This feature provides the active investor with details of the 'buy' and 'sell' offers for the first ten price levels of each stock in real-time."

To encourage and help foster the exchange of investment and financial knowledge among Internet users, OzEmail StockWatch has developed an online share discussion forum: StockWatch Exchange. Like Silicon Investor and The Motley Fool in the US, the StockWatch Exchange is a place where ASX investors can share their views about stocks and the market with people from all over the world.

"Our business is bringing people online to do their business - StockWatch and the new Exchange service are doing just that," said Mr Howard.

In the coming weeks OzEmail intends to launch MyFinance, a personal financial services site offering free comparisons on various commodities such as credit cards, phone rates and interest rates, loans, insurance, investment products and real estate.

"MyFinance will bring together the best advice on how you should manage your money," said Mr Howard. "At OzEmail, we are building the content services

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Australians want and our refreshed home page makes navigating the web as easy as
'point and click'."

The OzEmail Web site is available at www.ozemail.com.au


A brief description of OzEmail's content services follows:


PRODUCT BUSINESS BRIEFS FOR OZEMAIL ONLINE SERVICES


Services free for OzEmail Subscribers

NEWSWATCH - www.newswatch.com.au

NewsWatch is an online news service delivering international and Australian news direct to OzEmail customers from AAP and Reuters. Unlike other Australian news services, the news updates continuously and OzEmail customers are offered the opportunity to customise news to fit their own profile and to receive email alerts on news topics of their choice.

STOCKWATCH - www.stockwatch.com.au

Using a direct feed from the Australian Stock Exchange, StockWatch offers access to real-time share prices, ASX indices, company announcements and market summaries. Additionally, StockWatch users can generate online charts of weekly, monthly and yearly stock prices and volumes, build personal portfolios of up to 50 stocks and read business and finance information, receive email alerts and analysis of selected stock trades; provision of market depth including offers and buys and the stock message boards for trading comments.


OzEmail Services Free to All Internet Users

THE STOCKWATCH EXCHANGE- http://exchange.stockwatch.com.au

"The StockWatch Exchange" is a free website offered by OzEmail StockWatch to enable users to post questions and exchange information, views, opinions and experiences with each other.

There are also dedicated areas for the Top 50 Australian Companies - for example BHP, Commonwealth Bank, Telstra and many others. Here you can discuss these companies and their stock offerings in more depth with like-minded investors.

SPORTSWATCH - www.sportswatch.com.au

Jointly sponsored by OzEmail and Pacific Magazines through their publication "Total Sports", SportsWatch is the premier online sports service in Australia.

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The service is based on the NewsWatch technology and features both a specialised sports feed supplied by AAP and editorial content from Total Sports magazine and OzEmail, with an emphasis on special features covering world sporting events. Highlights include live audio streaming of major sporting fixtures ranging from snowboarding competitions to the AFL grand final. The service also features personalisation, email alert services, downloadable screensavers and various competitions.

LAWNET - www.lawnet.com.au

LawNet is an online information service focussed on the legal sector. It is available at no charge to all Internet users. The service currently acts as a marketing vehicle for OzEmail and as a delivery mechanism for third party content and the provision of electronic commerce services in exchange for revenue share from the sale of third party products. LawNet is widely known within the Australian legal sector.

PRESS RELEASE CENTRE - www.pressrelease.com.au/

The PRC acts as a gateway for the distribution of press releases via the PRC web site and customised email delivery to end users. The PRC technology is being rolled out through StockWatch, LawNet and other online services and is being further developed for the delivery of other time-sensitive information as well as traditional press releases.

OZEMAIL WEATHER - www.myweather.com.au

MyWeather is one of the first Australian Web-based services to offer such comprehensive weather information for all-capital cities and major regional areas in Australia. The service's forecast and conditions information is sourced directly from the Australian Bureau of Meteorology.

MyWeather users can view four day forecasts, access today's current temperature, humidity, wind, pressure and dewpoint details, view satellite pictures and read warnings including winds, flooding and fires. In coming months, MyWeather will also feature international weather conditions and alert serviced.

SOUTHERN CROSS EMAIL SEARCH - www.southernx.aust.com

SouthernX is the premier Australian and New Zealand email search product that offers a quick, easy and effective resource to find both personal and organisational contact addresses. Its innovative design provides users with the most advanced email search facilities available.

ANZWERS - www.anzwers.com.au

ANZWERS is both a World and regional search engine designed to meet the needs of Australian and New Zealand users. ANZWERS provides access to over 4.5 million indexed documents from both countries while still providing access to over 110 million documents worldwide. ANZWERS has recently been redesigned to incorporate

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a popular directory service from LookSmart. The Directory has been is called
ANZWERS Explore.

ITRAVEL - www.itravel.com.au

itravel is a Web-based travel service that enables Internet users to research, plan, book and pay for all their travel arrangements online. iTravel is the result of a partnership between Australia's largest wholesaler of airfares "Concorde International", a leading international integrator of online e-commerce enabled travel platforms "Leisure Planet" and a leading online CRS/GDS (Central Reservation System/ Global Distribution System), World Span. This strategic alliance will allow the Internet user to explore destinations through a library of travel guides and book airfares, hotels and cars online. The site also offers travel insurance online, holds regular competitions through its iTravel Club and provides a best fare offering to members.

ONLINE GAMES NETWORK (OGN) - www.ozemail.com.au/games_index.html

OzEmail's Online Games Network (OGN) is a comprehensive games site supported by dedicated servers for people to play multi player online games. The web site is the front end for the OGN system. All games that are running on the games servers are supported and documented in easy to use tutorial style documentation located on the site. OGN also includes competition ladders, chat forums, clan grouping and other community tools.

MYMAIL - www.mymail.com.au

MyMail is OzEmail's free Web-based email service. MyMail users have the ability to read, reply, delete or compose mail items from any browser once they have provided their user name and password and been authenticated by their usual ISP or corporate server. Users are able to send and receive attachments as well as forward mail items just as they would on their normal personal computer.

MyMail has been designed as a casual alternative to a user's normal access method and has been made flexible enough to access the email account of any supported ISPs though, initially, the service will be offered only to customers of a select group of Australian ISPs.

CHAT CITY- www.chatcity.com.au/

Chat City is an easy to use chat program that can be accessed through any Netscape or Internet Explorer web browser. Chat City is Australia's first Chat community of its kind that is designed for the majority of Internet users that are not technically orientated. The program is simple to set-up and start chatting. Chat City has a range of rooms that cater to different communities of interests.

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OZEMAIL BUDDY

OzEmail Buddy is an instant messaging program that is the first Australian based product of its kind. With OzEmail Buddy, users can message their friends in real time, faster then email, see if their friends are online when they are, enable private real time chat, and provide a way to find a friend online where ever they maybe.

LEARNING CENTRE - www.learningcentre.aust.com

The Learning Centre is designed to help both first time and advanced Internet users learn how to get the most out of using the Internet. The Learning Centre is divided into three sections: - Absolute Beginner's Guide, Learning Central and 5 Minute Expert. The three sections help brake down the information into easy to understand segments. A special viewer has been developed to make it easy to navigating through the range of plain English tutorials.

FAMILY CENTRE - www.ozemail.com.au/internet/family/index.html

The Family Centre is a family-friendly web guide with content areas such as 4Kids, Family Life, Getaway, Computing, Finances, and tutorials. The Family Centre is full of hints, tips and links to help families learn how to use the Internet. The Centre is also a useful guide to help parents understand how to protect their family while using the Internet.

SMALL BUSINESS CENTER - www.members.ozemail.com.au/business

The Small Business Centre provides information and a guide to online resources. To enable easy navigation, the site is broken down into six content areas called Your Business, Finance, Leveraging, Reading Room, Solutions, and Tutorials. The Centre is full of hints, tips and links designed to help the small businessperson to better understand how the Internet can be an effective business tool and resource.

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